CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Senior Notes due 2018	$499,615,000	$58,055.27

PROSPECTUS Dated November 19, 2014 PROSPECTUS SUPPLEMENT Dated November 19, 2014	Pricing Supplement No. 303 to Registration Statement No. 333-200365 Dated June 3, 2015 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Subordinated Notes Due 2018

We, Morgan Stanley, are offering the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2018 (the “notes”) described below on a global basis.  We may not redeem the notes prior to the maturity thereof.

As described under “Use of Proceeds” below, we expect that our consolidated subsidiaries will, over time, allocate funds in aggregate amounts equal to the net proceeds of this offering to our existing and future renewable energy and energy efficiency projects.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

We describe how interest on the notes is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable..

Principal Amount:	$500,000,000	Interest Payment Period:	Semi-annual
Maturity Date:	December 7, 2018	Interest Payment Dates:	Each June 7 and December 7,
Settlement Date			commencing December 7, 2015
(Original Issue Date):	June 8, 2015 (T+3)	Business Day:	New York
Interest Accrual Date:	June 8, 2015	Business Day Convention:	Following unadjusted
Issue Price:	99.923%	Minimum Denominations:	$1,000 and integral multiples
Specified Currency:	U.S. dollars		of $1,000 in excess thereof
Redemption Percentage		CUSIP:	6174468B8
at Maturity:	100%	ISIN:	US6174468B80
Interest Rate:	2.200% per annum	Other Provisions:	None
(calculated on a 30/360 day
count basis)

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

MUFG
ABN AMRO	CREDIT AGRICOLE CIB
LLOYDS SECURITIES	MULTI-BANK SECURITIES, INC.
SIEBERT BRANDFORD SHANK & CO., L.L.C.

Use of Proceeds

Upon issuance, the net proceeds from the sale of the notes will be deposited into a Morgan Stanley account for tracking our green project disbursements, as described below.  We expect that Morgan Stanley consolidated subsidiaries will, over time, allocate funds in aggregate amounts equal to the balance of this account to our existing and future renewable energy and energy efficiency projects.  These projects relate to the development of initiatives within the Morgan Stanley group or investments in third party projects, in accordance with Morgan Stanley’s green bond project investment criteria, as set forth below:

Renewable Energy Investments

Wind Energy Generation – activities to generate energy from wind, including:

•	The development, construction or operation of wind farms.
•	Operational, production or manufacturing facilities related to wind energy development.
•	Transmission infrastructure for use by wind farms.

Solar Energy Generation – activities to generate energy from solar resources, including:

•	The development, construction or operation of solar electricity generation facilities.
•	Operational, production or manufacturing facilities related to solar energy development.
•	Transmission infrastructure for use by solar electricity generation facilities.

Energy Efficiency Investments

•
Investments in equipment, systems, products or services that help reduce energy consumption, including waste heat/energy recovery systems, systems to reduce transmission and distribution losses and energy efficient lighting and heating/cooling mechanisms.  These investments exclude projects to retrofit or otherwise upgrade power plants that primarily use fossil fuels in order to improve their efficiency or reduce their environmental emissions.

So long as the notes are outstanding, our internal records will show, at any time, how our consolidated subsidiaries have allocated the amounts equal to the net proceeds from the sale of the notes, including to existing eligible green projects as described below.  Pending the allocation, the net proceeds will remain in the Morgan Stanley account and will be invested in cash, cash equivalents, U.S. government securities, U.S. agency securities, U.S. agency mortgage-backed securities or non-U.S. government securities.  As funds are allocated to eligible green projects, the same amount of money will be released from the Morgan Stanley account.  Funds released from the Morgan Stanley account may not necessarily be transferred or otherwise transmitted to the consolidated subsidiaries with actual funding obligations to the renewable energy or energy efficiency projects, and so will be released from the Morgan Stanley account to be used by us for general corporate purposes.  See also “Use of Proceeds” in the accompanying prospectus.

Eligible green projects will include existing projects with disbursements made by our consolidated subsidiaries from the 12 months preceding the issue date of the notes to the issue date of the notes.  Consequently, on the issue date of the notes, an equivalent amount of the net proceeds from the sale of the notes will be released from the Morgan Stanley account to be used for general corporate purposes.  Eligible green projects will also include projects with disbursements to be made following the issue date of the notes and up to the maturity date of the notes.  These future investments in eligible green projects may include those made by Morgan Stanley or any of our consolidated subsidiaries.

The term of any eligible green project may be shorter or longer than the term of the notes and any such project may mature or be sold before or after the maturity date of the notes.  In the case of any eligible green project investment that matures or is sold before the maturity date of the notes, the proceeds of that investment will become fungible with our other capital resources.  If any eligible green project remains outstanding after the maturity date of the notes, neither we nor any of our consolidated subsidiaries will be required to terminate the financing of such project on the maturity date of the notes.

Payment of principal and interest on the notes will be made from our general funds and will not be directly linked to the performance of any eligible green project.

During the term of the notes, we intend to provide annual updates regarding (i) the overall aggregate allocation of funds from the Morgan Stanley account to the different categories of existing and future eligible green projects and (ii) assertions by management that amounts equal to the net proceeds from the sale of the notes have been invested in either qualifying eligible green projects or in cash or other financial instruments described above.  The assertions will be accompanied by a report from an independent accountant in respect of the independent accountant’s examination of management’s assertion conducted in

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accordance with attestation standards established by the American Institute of Certified Public Accountants.  These assertions and accompanying reports will continue until the net proceeds are fully allocated but may otherwise be discontinued at any time in our sole discretion.

If the use of the net proceeds by us is a factor in your decision to invest in the notes, you should consider the foregoing discussion and consult with your counsel or other advisors before making an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On June 3, 2015, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.673%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price for the notes equals the stated issue price of 99.923%, plus accrued interest, if any, less a combined management and underwriting commission of 0.25% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. LLC	$425,000,000
Mitsubishi UFJ Securities (USA), Inc.	50,000,000
ABN AMRO Securities (USA) LLC	5,000,000
Credit Agricole Securities (USA) Inc.	5,000,000
Lloyds Securities Inc.	5,000,000
Multi-Bank Securities, Inc.	5,000,000
Siebert Brandford Shank & Co., L.L.C.	5,000,000
Total	$500,000,000

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities (USA), Inc. (one of the managers), holds an approximately 22% interest in Morgan Stanley.  This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC and Mitsubishi UFJ Securities (USA), Inc. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 19, 2014, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 19, 2014.

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